AURORA CANNABIS INC.

Interim Condensed Consolidated Financial Statements
(Unaudited)

For the three months ended June 30, 2026 and 2025
(in Canadian Dollars)

Note 1	Nature of Operations	8	Note 8	Property, Plant and Equipment	12
Note 2	Basis of Presentation and Measurement	8	Note 9	Share Capital	13
Note 3	Business Combination	9	Note 10	Share-Based Compensation	13
Note 4	Discontinued Operations	10	Note 11	Loss Per Share	16
Note 5	Biological Assets	10	Note 12	Segmented Information	17
Note 6	Inventory	11	Note 13	Supplemental Cash Flow Information	18
Note 7	Assets Held for Sale	11	Note 14	Fair Value of Financial Instruments	19
			Note 15	Subsequent Event	19

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

($ thousands)	Note	June 30, 2026	March 31, 2026
		$	$
Assets
Current assets
Cash and cash equivalents		69,307	64,690
Restricted cash	13	49,086	47,791
Short-term investments		30,722	52,213
Accounts receivable		41,091	44,578
Biological assets	5	24,000	20,213
Inventory	6	163,543	154,862
Prepaids and other current assets		12,564	11,120
Assets held for sale	7	3,136	1,986
		393,449	397,453

Property, plant and equipment	8	146,752	123,688
Long-term investments		12,533	12,113
Deposits and other long-term assets		2,267	3,618
Lease receivable		3,246	3,665
Intangible assets		32,731	31,441
Goodwill		27,342	26,651
Deferred tax assets		2,557	2,458
Total assets		620,877	601,087

Liabilities
Current liabilities
Accounts payable and accrued liabilities		56,830	50,592
Income taxes payable		7,439	6,959
Deferred revenue		799	1,270
Lease liabilities - current portion		5,875	5,729
Provisions		2,486	2,380
		73,429	66,930

Lease liabilities		16,809	18,130
Derivative liabilities		2,892	3,697
Other long-term liabilities		569	498
Deferred tax liabilities		47	—
Total liabilities		93,746	89,255

Shareholders’ equity
Share capital	9	7,027,979	7,007,226
Contributed surplus		158,807	160,108
Accumulated other comprehensive loss		(213,714)	(213,594)
Accumulated deficit		(6,445,941)	(6,441,908)
Total shareholders’ equity		527,131	511,832
Total liabilities and shareholders’ equity		620,877	601,087

See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

		Three months ended June 30,
($ thousands)	Note	2026	2025(1)
		$	$
Revenue		70,757	80,508
Excise taxes		(3,203)	(6,432)
Net revenue	12	67,554	74,076

Cost of sales	6	38,362	35,227
Gross profit before fair value adjustments		29,192	38,849

Loss on changes in fair value of inventory and biological assets sold	5, 6	32,272	31,437
Gain on changes in fair value of biological assets	5	(38,702)	(26,116)
Gross profit		35,622	33,528

Operating expenses
General and administration		24,602	26,872
Sales and marketing		15,591	14,455
Business development costs	3	1,589	361
Research and development		941	829
Depreciation and amortization	8	937	767
Share-based compensation	10	693	2,186
		44,353	45,470

Other income (expenses)
Interest and other income		1,241	1,823
Finance and other costs		(464)	(486)
Foreign exchange gain (loss)		2,881	(86)
Other gains		1,443	434
		5,101	1,685

Loss before income tax (expense) recovery		(3,630)	(10,257)

Income tax (expense) recovery
Current		(502)	173
Deferred, net		99	(102)
		(403)	71

Net loss from continuing operations		(4,033)	(10,186)
Net loss from discontinued operations, net of tax	4	—	(9,679)

Net loss		(4,033)	(19,865)
(1) Adjusted for discontinued operations (Note 4).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
(Unaudited)

		Three months ended June 30,
($ thousands)	Note	2026	2025(1)
		$	$
Net loss from continuing operations		(4,033)	(10,186)
Net loss from discontinued operations, net of tax	4	—	(9,679)
Net loss		(4,033)	(19,865)

Other comprehensive loss that may be reclassified to net loss
Foreign currency translation loss		(120)	(685)
Total other comprehensive loss		(120)	(685)

Comprehensive loss from continuing operations		(4,153)	(10,871)
Comprehensive loss from discontinued operations	4	—	(9,679)
Comprehensive loss		(4,153)	(20,550)

Net loss from continuing operations attributable to:
Common shareholders		(4,033)	(10,186)
Non-controlling interests		—	—

Net loss from discontinued operations attributable to:	4
Common shareholders		—	(5,023)
Non-controlling interests		—	(4,656)

Comprehensive loss attributable to:
Common shareholders		(4,153)	(15,894)
Non-controlling interests		—	(4,656)

Net loss per share - basic
Continuing operations	11	(0.07)	(0.18)
Discontinued operations	11	—	(0.09)
Total operations	11	(0.07)	(0.27)

Net loss per share - diluted
Continuing operations	11	(0.07)	(0.18)
Discontinued operations	11	—	(0.09)
Total operations	11	(0.07)	(0.27)
(1) Adjusted for discontinued operations (Note 4).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
(Unaudited)

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
		#	$	$	$	$	$
Balance, March 31, 2026		58,947,593	7,007,226	160,108	(213,594)	(6,441,908)	511,832
Shares issued for business combination	3	2,417,180	11,627	—	—	—	11,627
Shares issued through equity financing	9(b)	1,577,330	6,844	(284)	—	—	6,560
Share issuance costs	9(b)	—	(233)	—	—	—	(233)
Shares issued under share-based compensation plans	10	367,958	2,515	(2,515)	—	—	—
Share-based compensation	10	—	—	1,498	—	—	1,498
Comprehensive loss		—	—	—	(120)	(4,033)	(4,153)
Balance, June 30, 2026		63,310,061	7,027,979	158,807	(213,714)	(6,445,941)	527,131

		Share Capital
($ thousands)	Note	Common Shares	Amount	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Deficit	Non-Controlling Interests (Note 4)	Total
		#	$	$	$	$	$	$
Balance, March 31, 2025		56,234,231	6,991,154	158,970	(215,208)	(6,367,745)	41,420	608,591
Share issuance costs		—	(73)	—	—	—	—	(73)
Exercise of stock options		3,968	46	(16)	—	—	—	30
Shares issued under share-based compensation plans	10	14,461	287	(287)	—	—	—	—
Share-based compensation	10	—	—	1,805	—	—	—	1,805
Put option liability		—	—	—	—	(1,119)	—	(1,119)
Comprehensive loss		—	—	—	(685)	(15,209)	(4,656)	(20,550)
Balance, June 30, 2025		56,252,660	6,991,414	160,472	(215,893)	(6,384,073)	36,764	588,684
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		Three months ended June 30,
($ thousands)	Note	2026	2025(1)
		$	$
Operating activities
Net loss from continuing operations		(4,033)	(10,186)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	5	(38,702)	(26,116)
Changes in fair value of inventory and biological assets sold	5, 6	32,272	31,437
Depreciation of property, plant and equipment		3,872	4,004
Amortization of intangible assets		93	164
Share-based compensation	10	693	2,186
Net interest accrual and accretion		(112)	(394)
Deferred tax (recovery) expense		(99)	102
Other (gains) losses		(1,443)	230
Foreign exchange gain		(3,358)	(241)
Deferred compensation amortization		951	951
Net cash provided by (used in) operating activities from continuing operations before changes in non-cash working capital		(9,866)	2,137
Changes in non-cash working capital	13	5,420	5,542
Net cash provided by (used in) operating activities from continuing operations		(4,446)	7,679
Net cash provided by operating activities from discontinued operations		—	2,442
Net cash provided by (used in) operating activities		(4,446)	10,121

Investing activities
Purchase of property, plant and equipment and intangible assets		(5,410)	(4,875)
Proceeds from sale of short-term investments		21,491	—
Acquisition of business, net of cash acquired	3	(14,842)	—
Net cash provided by (used in) investing activities from continuing operations		1,239	(4,875)
Net cash used in investing activities from discontinued operations		—	(159)
Net cash provided by (used in) investing activities		1,239	(5,034)

Financing activities
Net principal payments of lease liabilities		(1,236)	(1,193)
Proceeds from issuance of Common Shares	9(b)	6,844	—
Share issuance costs	9(b)	(233)	—
Proceeds from stock option exercise		—	30
Net cash provided by (used in) financing activities from continuing operations		5,375	(1,162)
Net cash used in financing activities from discontinued operations		—	(2,160)
Net cash provided by (used in) financing activities		5,375	(3,322)
Effect of foreign exchange on cash and cash equivalents		2,449	474
Increase in cash and cash equivalents		4,617	2,239
Cash and cash equivalents, beginning of period		64,690	137,921
Cash and cash equivalents, end of period		69,307	140,160
(1) Adjusted for discontinued operations (Note 4).
See accompanying notes to these interim condensed consolidated financial statements.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 1    Nature of Operations

Aurora Cannabis Inc.’s (the “Company” or “Aurora”) principal strategic business lines are focused on the production, distribution and sale of medical cannabis products in Canada and internationally. The Company currently conducts the following key business activities in the jurisdictions specified below:

•Production, distribution and sale of medical cannabis products and, on a very limited basis, consumer cannabis products in Canada, pursuant to the Cannabis Act;
•Production and distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act; and
•Distribution of wholesale medical cannabis in various international markets, including Australia and New Zealand.

The Company’s head office and principal address is 2207 90B St. SW, Edmonton, Alberta, Canada, T6X 0J9. The Company’s registered and records office address is Suite 1700, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8.

The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

Note 2    Basis of Presentation and Measurement

The Company’s unaudited interim condensed consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data. The accounting policies applied in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended March 31, 2026.

The interim condensed consolidated financial statements do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2026.

These interim condensed consolidated financial statements were authorized for issue by the Audit Committee of the Board of Directors on August 4, 2026.

(a)    Material Accounting Policies and Judgments

Preparation of these interim condensed consolidated financial statements requires management to make certain judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(b) Adoption of New Accounting Pronouncements

On April 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, relating to the classification and measurement requirements of financial instruments recognized within those standards. These amendments include, among others:

•Clarify that a financial liability is to be derecognized on the 'settlement date' and introduces an accounting policy to derecognize financial liabilities settled through an electronic payment system before settlement date if certain conditions are met; and
•Require additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

The Company uses the settlement date to derecognize financial liabilities for electronic payments. The other amendments did not have an impact upon adoption.

(c) New Accounting Pronouncements Not Yet Adopted

IFRS 18, Presentation and Disclosures in Financial Statements, replaces IAS 1, Presentation of Financial Statements for reporting periods beginning on or after January 1, 2027, including for interim financial statements with retrospective application. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals.

Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. The Company intends to adopt IFRS 18 upon its mandatory effective date and is currently assessing the impact of the Standard on its consolidated financial statements. The Company expects that its consolidated statements of loss and comprehensive loss will require further disaggregation, including the addition of new subtotals not currently presented and the potential for additional categories of operating expenses requiring disclosure on the face of the consolidated

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

statements of loss and comprehensive loss. The Company also expects its consolidated statements of cash flows will be impacted by the application of IFRS 18, since it applies the indirect method for presenting its consolidated statements of cash flows, whereby net income will no longer be the starting point, which is expected to be replaced by operating profit. Further, management will be required to disclose in the notes to the consolidated financial statements certain performance measures currently disclosed and reconciled in management’s discussion and analysis.

Note 3     Business Combination

Safari Flower Company

On April 14, 2026 (the “acquisition date”), a wholly-owned subsidiary of the Company acquired 100% of the shares of Safari Flower Company (“Safari”). The purchase consideration comprises cash consideration of $15.0 million, subject to customary post-closing adjustments, and the issuance of 2,417,180 Common Shares with a fair value on the acquisition date of $11.6 million. Included in the cash consideration is $2.0 million that is contingent upon satisfying European Union Good Manufacturing Practice ("EU-GMP") certification conditions, or is otherwise repayable to the Company. The acquisition of Safari provides the Company with incremental EU-GMP certified cultivation and manufacturing capacity that is closely aligned with its existing operations. The additional capacity will be used to supply EU-GMP certified flower to the Company’s key international markets, including Germany, Australia, Poland, and the United Kingdom, and support further market expansion.

The acquisition has been accounted for as a business combination, and the results of Safari have been consolidated with those of the Company, commencing on the acquisition date.

Transaction costs of $1.0 million were expensed to business development costs in the interim condensed consolidated statements of loss and comprehensive loss and are part of operating cash flows in the interim condensed consolidated statements of cash flows.

The following table sets forth the provisional calculation of the purchase price and the provisional allocation of the purchase price based on the estimated fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. The purchase consideration and certain elements of the purchase price allocation are provisional pending finalization of customary post-closing adjustments, including a working capital adjustment.

Provisional purchase consideration
$
Cash consideration (a)	13,103
Common shares issued	11,627
Total fair value of consideration	24,730

Provisional purchase price allocation

Cash and cash equivalents	158
Accounts receivable	293
Biological assets	585
Inventory	917
Prepaid expenses and other current assets	526
Property, plant and equipment	22,517
Intangible asset(b)	800
25,796
Accounts payable and accrued liabilities	1,019
Deferred tax liability	47
Total identifiable net assets at fair value	24,730

Net cash outflows
Cash consideration paid(a)	15,000
Cash and cash equivalents acquired	(158)
Acquisition of business, net of cash acquired	14,842

a.Cash consideration paid of $15.0 million is subject to a customary post-closing working capital adjustment, which was provisionally determined to be a reduction of $0.7 million and recognized in accounts receivable in the interim condensed consolidated statements of financial position as at June 30, 2026.

In respect of the $2.0 million contingent cash consideration, the fair value of the contingent consideration was determined to be $0.7 million based on the Company’s expectation, as at the acquisition date, of the satisfaction of conditions under the agreement. The Company will revalue the contingent consideration at each reporting date, with any changes recognized in the consolidated statements of loss and comprehensive loss (see Note 14). As at June 30, 2026, the fair value of the contingent consideration remains at $0.7 million.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

b.The Company has acquired an existing GMP license which is classified as an intangible asset and measured at fair value. The fair value of the license was determined to be $0.8 million based on its incremental discounted cash flows. For the three months ended June 30, 2026, the Company has recognized $0.1 million in the interim condensed consolidated statements of loss and comprehensive loss in respect of amortization for the GMP license.

From the acquisition date, Safari has contributed $2.8 million of revenue and $1.7 million of net profit before tax from continuing operations. If the acquisition had been completed on April 1, 2026, the additional financial impact was immaterial.

Note 4    Discontinued Operations

Bevo

On February 17, 2026, the Company disposed of its 50.1% controlling interest in Bevo Agtech Inc. (“Bevo”), the sole parent of Bevo Farms Ltd., resulting in the Company no longer controlling Bevo and, accordingly, classifying the operations of Bevo as discontinued operations. Prior to the divestiture, Bevo comprised the Company’s plant propagation operating segment and constituted a cash generating unit.

The following table summarizes the financial results of Bevo presented as discontinued operations for the prior period:

Three months ended June 30,
2025
$
Revenue	23,947
Cost of sales	26,828
Loss on changes in fair value of inventory and biological assets sold	5,237
Gain on changes in fair value of biological assets	(2,542)
Gross loss	(5,576)

Operating expenses	(2,720)
Other expenses	(1,314)
Income tax expense	(69)
(4,103)
Net loss	(9,679)

Note 5    Biological Assets

The changes in the carrying value of biological assets during the period are as follows:

	Note	$
Balance, March 31, 2026		20,213
Production costs capitalized		16,655
Biological assets acquired through business combinations	3	585
Gain on changes in fair value of biological assets		38,702
Transferred to inventory upon harvest		(52,667)
Other		512
Balance, June 30, 2026		24,000

As of June 30, 2026, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis produced at the Company’s cannabis cultivation facilities was $3.17 per gram (March 31, 2026 – $3.22 per gram) and the stage of completion of cannabis was 46% (March 31, 2026 – 42%).

During the three months ended June 30, 2026, the Company’s cannabis biological assets produced 14,986 kilograms of dried cannabis (three months ended June 30, 2025 – 11,690 kilograms).

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 6    Inventory

	June 30, 2026			March 31, 2026
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$	$	$	$
Harvested cannabis
Work-in-process	60,984	54,137	115,121	58,021	51,713	109,734
Finished goods	16,523	12,819	29,342	14,173	11,800	25,973
	77,507	66,956	144,463	72,194	63,513	135,707
Extracted cannabis
Work-in-process	3,248	1,814	5,062	3,768	1,916	5,684
Finished goods	7,954	719	8,673	7,370	655	8,025
	11,202	2,533	13,735	11,138	2,571	13,709

Supplies and consumables	4,634	—	4,634	4,701	—	4,701

Merchandise and accessories	711	—	711	745	—	745

Ending balance	94,054	69,489	163,543	88,778	66,084	154,862

During the three months ended June 30, 2026, inventory expensed to cost of sales was $70.6 million (three months ended June 30, 2025 – $72.6 million), which included $32.3 million (three months ended June 30, 2025 – $31.4 million) related to the changes in fair value of inventory sold.
During the three months ended June 30, 2026, the Company recognized $13.9 million in inventory provisions and net realizable value adjustments (three months ended June 30, 2025 – $12.9 million) consisting of cost of sales of $7.8 million (three months ended June 30, 2025 – $5.9 million) and changes in fair value of inventory sold of $6.1 million (three months ended June 30, 2025 – $7.0 million). As at June 30, 2026, the inventory provision was $24.3 million (March 31, 2026 – $27.3 million).

Note 7    Assets Held for Sale

Assets held for sale are comprised of the following:

	Note	Land	Equipment	Total
		$	$	$
Balance, March 31, 2026		1,615	371	1,986
Transfer from property, plant and equipment	8	1,104	—	1,104
Foreign exchange		46	—	46
Balance, June 30, 2026		2,765	371	3,136

Land

During the three months ended June 30, 2026, the Company listed for sale excess land resulting in a transfer of $1.1 million, representing its net book value, from property, plant and equipment to assets held for sale.

During the year ended March 31, 2026, the Company listed land for sale, which was reclassified to assets held for sale and measured at its carrying value. On July 22, 2026, the land was sold and the Company received $2.2 million in cash, net of transaction costs of $0.1 million.

Equipment

Equipment reclassified to assets held for sale as at March 31, 2026 relates to equipment used exclusively in the Company's consumer channel, which is winding down. Upon its reclassification, the equipment was measured at its fair value less costs to dispose.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 8    Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment:

	June 30, 2026			March 31, 2026
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation (1)	Net book value
	$	$	$	$	$	$
Owned assets
Land	12,151	—	12,151	12,052	—	12,052
Buildings	139,677	(57,942)	81,735	110,125	(48,885)	61,240
Construction in progress	22,166	(514)	21,652	17,464	(514)	16,950
Computer software & equipment	21,622	(20,497)	1,125	21,351	(20,351)	1,000
Furniture & fixtures	7,071	(5,875)	1,196	7,024	(5,755)	1,269
Production & other equipment	83,030	(66,994)	16,036	82,455	(64,672)	17,783
Total owned assets	285,717	(151,822)	133,895	250,471	(140,177)	110,294

Right-of-use leased assets
Land	—	—	—	1,990	(1,990)	—
Buildings	35,573	(23,017)	12,556	35,487	(22,295)	13,192
Production & other equipment	5,762	(5,461)	301	4,499	(4,297)	202
Total right-of-use lease assets	41,335	(28,478)	12,857	41,976	(28,582)	13,394
Total property, plant and equipment	327,052	(180,300)	146,752	292,447	(168,759)	123,688
(1) Comparative amounts have been re-presented to conform to current year presentation, with impairment no longer shown separately, as such amounts are not material.

The following summarizes the changes in the net book values of property, plant and equipment for the three months ended June 30, 2026:

	Balance, March 31, 2026	Additions	Additions from business combination (2)	Other (1)	Depreciation	Foreign currency translation	Balance, June 30, 2026
	$	$	$	$	$	$	$
Owned assets
Land	12,052	—	880	(781)	—	—	12,151
Buildings	61,240	48	20,803	519	(974)	99	81,735
Construction in progress	16,950	4,669	—	(20)	—	53	21,652
Computer software & equipment	1,000	205	—	9	(282)	193	1,125
Furniture & fixtures	1,269	19	—	(26)	(166)	100	1,196
Production & other equipment	17,783	15	834	(984)	(1,829)	217	16,036
Total owned assets	110,294	4,956	22,517	(1,283)	(3,251)	662	133,895

Right-of-use leased assets
Buildings	13,192	—	—	—	(718)	82	12,556
Production & other equipment	202	145	—	—	(51)	5	301
Total right-of-use lease assets	13,394	145	—	—	(769)	87	12,857
Total property, plant and equipment	123,688	5,101	22,517	(1,283)	(4,020)	749	146,752
(1) Includes reclassification of construction in progress when associated projects are complete, transfers to assets held for sale (Note 7) and reclassifications between asset classes.
(2) Refer to Note 3 - Business Combination.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use leased assets is capitalized to inventory and is expensed to cost of sales upon the sale of goods. During the three months ended June 30, 2026, the Company recognized $4.0 million (three months ended June 30, 2025 – $6.0 million) of depreciation expense for manufacturing equipment and production facilities, of which $2.5 million (three months ended June 30, 2025 – $2.8 million) was expensed to cost of sales.

Note 9    Share Capital

(a)     Shares Issued and Outstanding

At June 30, 2026, 63,310,061 Common Shares (March 31, 2026 – 58,947,593) were issued and outstanding. During the three months ended June 30, 2026, 2,417,180 Common Shares were issued in connection with the acquisition of Safari (Note 3) and 1,577,330 Common Shares were issued under the ATM program (Note 9(b)).

(b)     At-The-Market Equity Program (“ATM Program”)

On February 4, 2026, the Company filed a prospectus supplement, establishing a new ATM Program that allows the Company to issue and sell up to U.S.$100 million of Common Shares in the capital of the Company from treasury to the public.

			US$ equivalent
	Three months ended June 30		Three months ended June 30
	2026	2025	2026	2025

Gross proceeds	$6,844	$—	$4,889	$—
Commission	$162	$—	$98	$—
Net proceeds	$6,682	$—	$4,791	$—
Weighted average gross price	$4.29	$—	$3.09	$—
Number of shares issued	1,577,330	—	1,577,330	—
In addition, during the three months ended June 30, 2026, the Company sold 52,658 shares for gross proceeds of $0.2 million which were subsequently settled on July 2, 2026. As at June 30, 2026, the obligation to issue shares resulted in an increase in contributed surplus in the interim condensed consolidated statements of changes in shareholders’ equity with a corresponding increase to accounts receivable on the interim condensed consolidated statements of financial position. During the three months ended June 30, 2026, the Company incurred $0.2 million (three months ended June 30, 2025 – $nil) in transaction costs directly related to the ATM Program, which were recognized in the interim condensed consolidated statements of changes in shareholders’ equity.

Note 10    Share-Based Compensation

(a)     Stock Options

The Option Plan provides the right for directors, officers, employees and consultants to purchase shares at a specified price (exercise price) in the future. The stock options have a service requirement of three years, vest 1/3 on each grant date anniversary over the three years and are amortized on an accelerated basis over that period. Stock options expire after five years.

A summary of stock options outstanding is as follows:

	Stock options	Weighted average exercise price
	#	$
Balance, March 31, 2026	1,992,445	12.74
Granted	369,370	4.22
Expired	(25,896)	86.30
Balance, June 30, 2026	2,335,919	10.58

The following table summarizes the stock options that are outstanding as at June 30, 2026:

Exercise Price	Expiry Date	Weighted average remaining life	Options outstanding	Options exercisable
$			#	#
4.22 - 7.91	June 23, 2028 - June 18, 2031	3.35	1,966,495	1,055,328
16.70 - 48.60	February 28, 2027 - September 23, 2027	1.21	302,867	302,867
82.20 - 112.40	September 30, 2026 - November 30, 2026	0.26	66,557	66,557
			2,335,919	1,424,752

During the three months ended June 30, 2026, stock option expense of $0.6 million (three months ended June 30, 2025 – $0.7 million) was recognized in share-based compensation in the interim condensed consolidated statements of loss and comprehensive loss.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Stock options granted during the periods presented below were fair valued based on the following weighted average assumptions:

	Three months ended June 30,
	2026	2025
Risk-free annual interest rate (1)	2.86%	2.66%
Expected annual dividend yield	—%	—%
Expected stock price volatility (2)	85.53%	91.41%
Expected life of options (years) (3)	3.3	3.1
Forfeiture rate	7.98%	8.78%
Fair value	$2.46	$3.50
Exercise price	$4.22	$5.90
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)Volatility was estimated by using the Company’s historical share price over a commensurate period of the expected life.
(3)The expected life in years represents the period of time that options granted are expected to be outstanding, based on historical actuals.

(b)     Restricted Share Units (“RSUs”)

The RSU Plan was designed to provide certain executive officers and other key employees of the Company and its subsidiaries with the opportunity to acquire RSUs of the Company in order to enable them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the shareholders. Under the terms of the RSU Plan, officers, employees and consultants of the Company may be granted RSUs that are released as Common Shares upon completion of the vesting period. Each RSU gives the participant the right to receive one common share of the Company. The RSUs have a service requirement of three years, vest 1/3 on each grant date anniversary over the three years and are amortized on an accelerated basis over that period. RSUs expire after three years.

A summary of the RSUs outstanding is as follows:

RSUs
#
Balance, March 31, 2026	1,023,746
Issued	1,043,203
Vested	(401,854)
Forfeited	(53,340)
Balance, June 30, 2026	1,611,755

During the three months ended June 30, 2026, RSU expense of $0.7 million (three months ended June 30, 2025 – $0.9 million) was recognized in the interim condensed consolidated statements of loss and comprehensive loss.

(c)     Deferred Share Units (“DSUs”)

Under the terms of the Company’s Non-Employee Directors Deferred Share Unit Plan (the “DSU Plan”), non-employee directors of the Company may be granted DSUs. Each non-employee director is entitled to redeem their DSUs for a period of 180 days following their termination date, being the date of their retirement from the Board. The DSUs can be redeemed, at the Company’s sole discretion, for (i) cash (Note 10(e)); (ii) Common Shares issued from treasury; (iii) Common Shares purchased in the open market; or (iv) any combination of the foregoing. DSUs are issued in recognition of past service for non-employee directors and are expensed immediately at fair value to share-based compensation expense in the interim condensed consolidated statements of loss and comprehensive loss. DSUs vest immediately upon grant and have no expiry date.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

A summary of the DSUs outstanding is as follows:

DSUs (1)
#
Balance, March 31, 2026	322,638
Issued	36,228
Balance, June 30, 2026	358,866
(1)Includes DSUs issued under cash settlement plan (Note 10(e)).

During the three months ended June 30, 2026, DSU expense of $nil (three months ended June 30, 2025 – $0.1 million) was recognized in share-based compensation in the interim condensed consolidated statements of loss and comprehensive loss.

(d)     Performance Share Units (“PSUs”)

Under the terms of the Company’s Performance Share Unit Plan (the “PSU Plan”), officers, employees and consultants of the Company may be granted PSUs that are released as Common Shares equal to the market price of Common Shares on the entitlement date, multiplied by the number of performance share units being settled. In each case, upon the three year cliff vesting date, the performance share units are subject to performance conditions multiplied by the achieved performance ratio. If the performance criteria are not met at the time of vesting, the PSUs will expire. The PSUs are amortized on a straight line basis over the three year period and expire after three years.

A summary of the PSUs outstanding is as follows:

PSUs(1)
#
Balance, March 31, 2026	1,651,009
Granted	1,203,737
Vested	(39,084)
Forfeited	(33,355)
Expired	(34,460)
Balance, June 30, 2026	2,747,847
(1)Includes PSUs issued under cash settlement plan (Note 10(e)).

During the three months ended June 30, 2026, a PSU recovery of $0.6 million (three months ended June 30, 2025 – expense of $0.5 million) was recognized in share-based compensation in the interim condensed consolidated statements of loss and comprehensive loss.

The PSUs granted during the periods presented below were fair valued based on the following weighted average assumptions:

	Three months ended June 30,
	2026	2025
Risk-free annual interest rate (1)	2.78%	2.58%
Dividend yield	—%	—%
Expected stock price volatility (2)	71.50%	74.99%
Expected stock price volatility of peer group (2)	74.94%	83.40%
Expected life of PSUs (years) (3)	3.00	3.00
Forfeiture rate	26.65%	16.61%
Equity correlation against peer group (4)	72.47%	37.63%
(1)The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the PSUs.
(2)Volatility was estimated by using the Company’s historical share price over a commensurate period of the expected life.
(3)The expected life in years represents the period of time that the PSUs granted are expected to be outstanding.
(4)The equity correlation is estimated by using 1-year historical equity correlations for the Company and the peer group of companies.

(e) Cash Settled DSUs and PSUs

During the three months ended June 30, 2026, the Company issued 36,228 DSUs and 1,203,737 PSUs, which will be settled in cash, pursuant to the DSU Plan and PSU Plan, respectively. The DSUs and PSUs issued under these plans are included in the continuities above.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

The DSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position and are initially measured at fair value. These DSUs are remeasured at each reporting period with changes in fair value recognized in share-based compensation expense. Upon settlement, the DSUs are remeasured and the derivative liability is extinguished at the remeasured amount. As at June 30, 2026, the related derivative liability was $1.3 million (March 31, 2026 – $1.3 million).

The PSUs subject to cash settlement are classified as a derivative liability in the interim condensed consolidated statements of financial position. They are initially measured at fair value using a Monte Carlo simulation model, which is classified as level 2 on the fair value hierarchy. These PSUs have a service requirement of three years and are amortized ratably over that period. These PSUs are remeasured at fair value each reporting period, with the changes in fair value recognized in share-based compensation expense. As at June 30, 2026, the related derivative liability was $1.5 million (March 31, 2026 – $2.3 million).

Note 11     Loss per Share

The following is a reconciliation of basic loss per share:

	Three months ended June 30,
	2026	2025

Net loss from continuing operations attributable to common shareholders	$(4,033)	$(10,186)
Net loss from discontinued operations attributable to common shareholders	$—	$(5,023)
Net loss attributable to common shareholders	$(4,033)	$(15,209)

Weighted average number of Common Shares outstanding	61,678,703	56,243,178

Basic loss per share, continuing operations	$(0.07)	$(0.18)
Basic loss per share, discontinued operations	$—	$(0.09)
Basic loss per share	$(0.07)	$(0.27)

The following is a reconciliation of diluted loss per share:

	Three months ended June 30,
	2026(1)	2025

Net loss from continuing operations attributable to common shareholders	$(4,033)	$(10,186)
Net loss from discontinued operations attributable to common shareholders	$—	$(5,023)
Net loss attributable to common shareholders	$(4,033)	$(15,209)

Weighted average number of Common Shares outstanding	61,678,703	56,243,178

Dilutive shares outstanding (1)
RSUs	32,243	174,444
PSUs	13,663	289,126
DSUs	28,555	56,755
	74,461	520,325

Weighted average dilutive Common Shares	61,753,164	56,763,503

Diluted loss per share, continuing operations(1)	$(0.07)	$(0.18)
Diluted loss per share, discontinued operations(1)	$—	$(0.09)
Diluted loss per share	$(0.07)	$(0.27)
(1)Diluted loss per share is not applicable when the impact will decrease loss per share or increase earnings per share.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 12    Segmented Information

The Company defines an operating segment on the same basis that it uses to evaluate performance internally and to allocate resources by the Chief Operating Decision Makers (“CODMs”).

As at June 30, 2026, the Company has one reportable operating segment, Cannabis. The Cannabis operating segment comprises the Canadian, European, Australian and New Zealand cash generating units (“CGU”).

The Company’s core business is vertically integrated, comprised of cultivation, manufacturing, packaging and distribution of cannabis products, in addition to ancillary support services such as research and development and patient counselling. The Company’s sales channels are defined as medical (Canada, Europe, Australia, New Zealand and rest of world), Canadian consumer and wholesale (bulk). The cultivation and manufacturing facilities that support the revenue channels are interchangeable. As a result, disaggregated financial information reviewed by the CODMs is limited to revenue and cost of sales. Therefore, the Company has determined that there is one reportable operating segment. There is no aggregation of operating segments.

Key measures used by the CODMs to assess performance and make resource allocation decisions include net revenue and gross profit based on standard costing for each revenue channel.

The following tables summarize the Company’s net revenue and non-current assets by geographic location:

	Three months ended June 30,
	2026	2025
	$	$
Net Revenue
Canada	24,217	36,982
Europe	32,110	24,950
Australia	10,354	10,951
New Zealand	873	1,193
Total net revenue	67,554	74,076

During the three months ended June 30, 2026 and June 30, 2025, no customer contributed 10 per cent or more to the Company’s net revenue.

	Canada	Europe	Australia	Total
	$	$	$	$
Non-current assets other than financial instruments
June 30, 2026	143,484	37,469	28,139	209,092
March 31, 2026	121,500	36,412	27,486	185,398

The New Zealand CGU has no non-current assets.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 13    Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Three months ended June 30,
	2026	2025(1)
	$	$
Accounts receivable	3,944	3,475
Biological assets	(17,418)	(15,652)
Inventory	13,030	8,400
Prepaid and other current assets	637	(252)
Accounts payable and accrued liabilities	5,065	10,334
Income taxes payable	480	(709)
Deferred revenue	(471)	(23)
Deferred taxes	47	(27)
Provisions	106	(4)
Changes in non-cash working capital	5,420	5,542
(1) Comparative information has been adjusted for discontinued operations (Note 4).

Additional supplementary cash flow information is as follows:

	Three months ended June 30,
	2026	2025
	$	$
Property, plant and equipment in accounts payable	(170)	1,413
Right-of-use asset additions	145	—
Amortization of prepaids	3,120	4,870
Interest paid	354	1,327
Interest received	(723)	(1,320)

Included in restricted cash as at June 30, 2026 is $2.6 million (March 31, 2026 – $2.6 million) attributed to collateral held for letters of credit and corporate credit cards, $0.1 million (March 31, 2026 – $0.1 million) attributed to international subsidiaries and $46.4 million (March 31, 2026 – $45.1 million) of funds reserved for the segregated cell program for insurance coverage and not held for the purpose of meeting short term cash commitments.

AURORA CANNABIS INC.
Notes to the Interim Condensed Consolidated Financial Statements
Three months ended June 30, 2026 and 2025
($ thousands of Canadian dollars, unless otherwise noted)

Note 14    Fair Value of Financial Instruments

The carrying values of the financial instruments as at June 30, 2026 are summarized in the following table:

	Amortized cost	Fair value through profit and loss	Total
	$	$	$
Financial assets
Cash and cash equivalents	69,307	—	69,307
Restricted cash	49,086	—	49,086
Short-term investments	—	30,722	30,722
Accounts receivable, excluding sales taxes and lease receivable	37,181	—	37,181
Contingent consideration receivable(1)	—	1,250	1,250
Lease receivable	4,866	—	4,866
Preferred shares(2)	—	10,980	10,980
Royalty receivable(2)	—	1,553	1,553
Financial liabilities
Accounts payable and accrued liabilities	56,830	—	56,830
Lease liabilities	22,684	—	22,684
Derivative liabilities	—	2,892	2,892
Other long term liabilities	569	—	569
(1) Contingent consideration receivable is included in prepaids and other current assets on the interim condensed consolidated statements of financial position.
(2) Preferred shares and royalty receivable is included in long-term investments on the interim condensed consolidated statements of financial position.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at June 30, 2026
Contingent consideration receivable(1)	3	—	—	1,250	1,250
Short-term investments		—	30,722	—	30,722
Preferred shares		—	—	10,980	10,980
Royalty receivable		—	—	1,553	1,553
Derivative liabilities	10(e)	1,345	1,547	—	2,892

As at March 31, 2026
Short-term investments		—	52,213	—	52,213
Preferred shares		—	—	10,560	10,560
Royalty receivable		—	—	1,553	1,553
Derivative liabilities	10(e)	1,387	2,310	—	3,697
(1) Contingent consideration receivable is included in prepaids and other current assets on the interim condensed consolidated statements of financial position.

There were no changes in the nature, characteristics and risks of financial instruments that would result in a change in classification of financial assets and financial liabilities disclosed above. There were no transfers between fair value measurement hierarchy levels during the three months ended June 30, 2026.

The preferred shares received as consideration in the disposition of Bevo (Note 4) were initially measured at fair value and are remeasured at fair value through profit and loss at each reporting period. The fair value of the preferred shares was determined based on scenario-based discounted cash flow methodology, using level 3 inputs. Significant assumptions and estimates used in the valuation model include Bevo’s projected cash flows until the year 2080, the probability of a liquidation event as defined in the agreement and the discount rate. As at June 30, 2026, the fair value of the preferred shares was $11.0 million (March 31, 2026 – $10.6 million) recorded on the interim condensed consolidated statements of financial position.
Note 15    Subsequent Event

Subsequent to June 30, 2026, the Board of Directors approved the wind-up of the Company's segregated cell program associated with its self-insurance policy. Upon completion of the wind-up, approximately $46.4 million of restricted cash held within the segregated cell will become unrestricted and reclassified to cash and cash equivalents. The wind-up is expected to be completed by the third quarter of fiscal 2027.